

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Peter Lee
President
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

> **Re: Merida Merger Corp. I**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 5, 2021**
> **File No. 333-259381**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 153

1. The number of Leafly shares to be converted described in footnote (3) to the table on page 154 does not agree with footnote (3) to the table on page 163. Please revise or advise.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 156

2. We note you revised to reflect the entire $15.3 million amount in pro forma adjustment (b) within additional paid-in capital (APIC), despite the fact that $567,000 had already been recorded as of June 30, 2021. Please revise or advise.

<u>Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161</u>

3.   We note you have revised the amount held in the trust account disclosed in pro forma adjustment (a) and the amount within APIC related to the reclassification of Merida redeemable stock to reflect the redemption of certain shares in October 2021. Please revise to explain that the October redemption is reflected in pro forma adjustments (a) and (f).

<u>Executive and Director Compensation of Leafly</u>
<u>Executive Employment Arrangements, page 236</u>

4.   Please file the employment agreements with Ms. Miyashita and Messrs. Cotter, Martin and Krishnaswamy as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

     You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey M. Gallant, Esq.